November 3, 2010

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

United States of America

Attention:	H. Roger Schwall, Esq.
Alexandra M. Ledbetter, Esq.
Laura Nicholson, Esq.

RE:         SinoTech Energy Limited
Registration Statement on Form F-1, as amended (Registration No. 333-169890)

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C (“Rule 461”) promulgated under the Securities Act of 1933, as amended, SinoTech Energy Limited (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1 (the “Registration Statement”) be accelerated to, and that the Registration Statement become effective at, 9:30 A.M., Eastern Daylight Time on November 3, 2010, or as soon thereafter as practicable.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statement in accordance with Rule 461. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Simpson Thacher & Bartlett LLP.

The Company understands that UBS AG Investment Bank, on behalf of the prospective underwriters of the offering, has joined in this request in a separate letter delivered to you today.

The Company hereby acknowledges the following:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Very truly yours,

SinoTech Energy Limited

By:	/s/ Guoqiang Xin
Name: Guoqiang Xin
Title: Chief Executive Officer and Director